Room 4561

March 17, 2010

Mr. Gregory T. Royal
Chief Executive Officer and Chief Financial Officer
Cistera Networks, Inc.
6509 Windcrest Drive, Suite 160
Plano, TX 75024

Re: Cistera Networks, Inc.
Item 4.02 Form 8-K
Filed March 5, 2010
File No. 000-17304

Dear Mr. Royal:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Morgan Youngwood
Staff Accountant